SUPPORT AGREEMENT

WHEREAS, this support agreement dated as of November 13, 2013 (the “Agreement”) sets out the agreement among: (a) Jaguar Mining Inc. (“Jaguar” or the “Company”), (b) its subsidiaries, MCT Mineração Ltda., Mineração Turmalina Ltda. and Mineração Serras do Oeste Ltda. (collectively, the “Subsidiaries”), and (c) each of the other signatories hereto (each a “Consenting Noteholder” and collectively the “Consenting Noteholders”), whether as an original signatory or by executing a consent agreement in the form of Schedule C (a “Consent Agreement”), being a holder (a “Noteholder”) of 4.5% Senior Unsecured Convertible Notes issued by Jaguar due November 1, 2014 (“4.5% Convertible Notes”) and/or 5.5% Senior Unsecured Convertible Notes issued by Jaguar due March 31, 2016 (“5.5% Convertible Notes”, together with the 4.5% Convertible Notes, the “Notes”), regarding the principal aspects of a series of transactions (collectively, the “Transaction”) under which it is contemplated that, among other things, the Notes and potentially certain other unsecured claims would be compromised and extinguished in exchange for common shares in the capital of Reorganized Jaguar (the “New Jaguar Common Shares”) and the right for eligible subscribers to participate in an offering (the “Share Offering”) of New Jaguar Common Shares, all as more fully defined and described herein and in the term sheet attached hereto as Schedule B and forming a part hereof (the “Term Sheet”, with the terms of the Transaction set out therein, herein and in the Backstop Agreement, being, collectively, the “Transaction Terms”), which Transaction Terms shall form the basis for the terms of, be set forth in, and be implemented pursuant to, a recapitalization and restructuring plan (the “Plan”) to be filed in respect of the Company in proceedings (the “Proceedings”) under the Canada Business Corporations Act (the “CBCA”) or the Companies’ Creditors Arrangement Act (the “CCAA”), as applicable; and

WHEREAS, capitalized terms used but not otherwise defined in the main body of this Agreement have the meanings ascribed to such terms in Schedule A or in the Term Sheet.

NOW THEREFORE, the Company and the Consenting Noteholders (each, a “Party” and collectively, the “Parties”) hereby agree as follows:

1.	Transaction

The Transaction Terms as agreed among the Parties are set forth in the Term Sheet, which is incorporated herein and made a part of this Agreement. In the case of a conflict between the provisions contained in the text of this Agreement and the Plan, the terms of the Plan shall govern. In the case of a conflict between the provisions contained in the main body of this Agreement and the Term Sheet, the provisions of the main body of this Agreement shall govern.

2.	Representations and Warranties of the Consenting Noteholders

Each Consenting Noteholder hereby represents and warrants, severally and not jointly, to the Company (and acknowledges that the Company is relying upon such representations and warranties) that:

(a)	It is, as at the date of this Agreement (or in the case of a Consent Agreement, the date of the Consent Agreement), the sole legal and beneficial holder of (or has sole voting and investment discretion, including discretionary authority to manage or administer funds, with respect to) Notes in the principal amount(s) set forth on its signature page hereto (or on its signature page to the Consent Agreement, as applicable) and no other Notes (the “Relevant Notes”; the Relevant Notes, together with the aggregate amount owing in respect of the Relevant Notes and any accrued interest, its “Debt”);

(b)	It has the sole authority to vote or direct the voting of its Relevant Notes and other Debt;

(c)	This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by the Company and the Subsidiaries, this Agreement constitutes the legal, valid and binding obligation of such Consenting Noteholder, enforceable against such Consenting Noteholder in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(d)	It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(e)	It is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Agreement; it has conducted its own analysis and made its own decision to enter in this Agreement and has obtained such independent advice in this regard as it deemed appropriate; and it has not relied in such analysis or decision on any Person other than its own independent advisors;

(f)	The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated herein do not and will not violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Consenting Noteholder or any of its properties or assets;

(g)	Except as contemplated by this Agreement, it has not deposited any of its Relevant Notes or Debt into a voting trust, or granted (or permitted to be granted) any proxies or powers of attorney or attorney in fact, or entered into a voting agreement, understanding or arrangement, or granted (or permitted to be granted) any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or other agreement, with respect to the voting of its Relevant Notes or Debt where such trust, grant, agreement, understanding, arrangement, right or privilege would in any manner restrict the ability of the Consenting Noteholder to comply with its obligations under this Agreement, affecting the Relevant Notes or Debt or the ability of any holder thereof to exercise all ownership rights thereto; and

(h)	To the best of its knowledge, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against the Consenting Noteholder or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on the Consenting Noteholder’s ability to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated by this Agreement.

3.	Representations and Warranties of the Company

Each of the Company and the Subsidiaries (except if the representation is applicable to the Company only) hereby represents and warrants severally and not jointly to each Consenting Noteholder (and the Company and each of the Subsidiaries acknowledges that each of the Consenting Noteholders are relying upon such representations and warranties) that:

(a)	This Agreement has been duly executed and delivered by it, and, assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of it, enforceable against it in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(b)	It is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority to conduct its business as currently being conducted, and to execute and deliver this Agreement and to perform its obligations hereunder and consummate the transactions contemplated hereby;

(c)	The execution and delivery of this Agreement by it and the completion by it of its obligations hereunder and the consummation of the transactions contemplated hereby do not and will not violate or conflict with (i) any judgment, order, statute, law, ordinance, rule or regulation applicable to it or any of its properties or assets, (ii) its articles, bylaws and constating documents, or (iii) other than the Credit Agreement (and the other Credit Documents (as defined in the Credit Agreement)), the Brazilian Credit Agreements and the Indentures, as applicable, any Material Contract to which it is a party, except, in each case, where such violation or conflict would not reasonably be expected to result in a Material Adverse Change;

(d)	To the best of its knowledge, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against it or any of its properties that, individually or in the aggregate, would reasonably be expected to have a material adverse effect on its ability to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby;

(e)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, it does not have any Material Liabilities except (i) Liabilities which are reflected and properly reserved against in the Financial Statements or (ii) Liabilities incurred in the ordinary course of business and consistent with past practice since June 30, 2013;

(f)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter or contemplated by this Agreement and the transactions contemplated hereby, there has not been since June 30, 2013 (i) any Material Adverse Change, (ii) any Material transaction to which the Company or any of the Subsidiaries is a party outside the ordinary course of business or (iii) any Material change in the capital or outstanding Liabilities of the Company or any of the Subsidiaries (taken as a whole);

(g)	It is operating its material assets and property in a manner consistent with customary industry practices in Brazil except as otherwise contemplated by this Agreement and the transactions contemplated hereby or as disclosed in the Information or as otherwise disclosed in the Disclosure Letter;

(h)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there is not now pending or, to its knowledge, threatened against it, nor has it received notice in respect of, any claim, potential claim, litigation, action, suit, arbitration or other proceeding by or before any Governmental Entity, which would be reasonably likely to result in, individually or in the aggregate, a Material Adverse Change;

(i)	As of the date of this Agreement, the authorized capital of Jaguar consists of an unlimited number of common shares, of which 86,396,356 shares are issued and outstanding. Jaguar has no other capital stock authorized or, as of the date of this Agreement, issued and outstanding;

(j)	As of the date of this Agreement, 1,604,028 common shares of Jaguar are reserved for issuance pursuant to Jaguar’s share based compensation arrangements. Jaguar has reserved the number of common shares that, as provided for under its shareholder rights plan, will from time to time be sufficient to permit the exercise in full of all outstanding rights thereunder. Except as set forth above in this Section 3(j), and other than the Notes, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire shares or capital stock or other securities of Jaguar;

(k)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, no order halting or suspending trading in securities of Jaguar or prohibiting the sale of such securities has been issued to and is outstanding against Jaguar, and to the knowledge of Jaguar and the directors and officers of Jaguar, as applicable, and except as may be related to matters disclosed in the Information or as otherwise disclosed in the Disclosure Letter, no investigations or proceedings for such purpose are pending or threatened;

(l)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, it is conducting its business in substantial compliance with all Laws and it has not received any notice to the effect that, or has otherwise been advised that, it is not in substantial compliance with such Laws, except where such non-compliance would not reasonably be expected to result in a Material Adverse Change;

(m)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, it has obtained all permits, licenses and other authorizations which are required under all Environmental Laws and it is in substantial compliance with all Environmental Laws and all terms and conditions of all such permits, licenses and authorizations, except where absence of such permits, licenses or other authorizations or such non-compliance would not reasonably be expected to result in a Material Adverse Change;

(n)	It has filed all tax returns which were required to be filed, have paid or made provision for payment (in accordance with GAAP) of all Taxes which are due and payable, and have provided adequate reserves (in accordance with GAAP) for the payment of any Tax, the payment of which is being contested, except to the extent that any failure to make any such filing, payment, provision or reserves would not reasonably be expected to result in a Material Adverse Change;

(o)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, since June 30, 2013 there has not been any resignation or termination of any of its officers or directors, or any increase in the rate of compensation payable or to become payable by it to any of its officers or directors (other than standard increases in connection with general, regularly-scheduled reviews consistent with past practice in respect of employees other than the top five highest paid employees of the Company and the Subsidiaries), including the making of any loan to, or the payment, grant or accrual of any Bonus Payment to, any such Person;

(p)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there have been no material changes to the compensation for the top ten highest paid employees of the Company and the Subsidiaries from their compensation as disclosed in the Information or as otherwise disclosed in the Disclosure Letter and none of the Company or any of the Subsidiaries have agreed to any, or become obligated to pay any, Bonus Payments to such employees except in accordance with the terms of existing bonus, incentive or retention plans or arrangements;

(q)	All employment agreements for its senior officers are disclosed in the Information or have otherwise been disclosed in the Disclosure Letter and are in full force and effect as of the date hereof and, other than as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there are no other written employment agreements for its employees earning $100,000 or more per annum, including all bonuses and other cash compensation; and except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, since June 30, 2013 there have been no extensions, supplements or amendments thereto;

(r)	Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there are no “change of control” payments or similar payments or compensation that would be payable to Jaguar’s senior officers or to any other director, officer or employee of any of the Company or any of the Subsidiaries as a result of the implementation of the transactions contemplated by this Agreement;

(s)	Since September 10, 2012 Jaguar has complied with its public reporting obligations under Securities Laws in all Material respects, and all documents filed with the relevant securities regulators by Jaguar, at the time filed, (i) complied with all applicable Securities Laws in all Material respects and (ii) did not contain any untrue statement of a Material fact or omit to state a Material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(t)	The Financial Statements issued by the Company on or after September 10, 2012 fairly reflect in all material respects as of the dates thereof, the consolidated financial condition of the Company and the results of its operations for the periods covered thereby and have been prepared in accordance with GAAP (including IFRS) and, since June 30, 2013, except as set forth in the Information, there has been no Material adverse change in the consolidated financial condition of the Company or its properties, assets, condition or undertakings which has not been disclosed in the Information or otherwise disclosed in the Disclosure Letter;

(u)	All of the Material Contracts to which it is a party are valid, binding and enforceable in accordance with their terms against it, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter or as otherwise contemplated by this Agreement and the transactions contemplated hereby there is no existing (or threatened in writing) breach, default or dispute with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by it under, any of the Material Contracts to which it is a party that would reasonably be expected to result in a Material Adverse Change;

(v)	Claims under the Notes, the Employee Claim, claims under the employment agreements disclosed in the Information or as otherwise disclosed in the Disclosure Letter and the unsecured claims disclosed in the Information or as otherwise disclosed in the Disclosure Letter are the only unsecured claims against Jaguar and claims under the Credit Agreement and the secured claims disclosed in the Information or as otherwise disclosed in the Disclosure Letter are the only secured claims against Jaguar, and there are no material undisclosed potential unsecured, secured, contingent or other claims against the Company or the Subsidiaries except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter;

(w)	(i) Except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, or as otherwise contemplated by this Agreement and the transactions contemplated hereby, no event or circumstance has occurred which constitutes, or which with the giving of notice, lapse of time or both would constitute an event of default under the Credit Agreement or the Brazilian Credit Agreements; (ii) except as disclosed in the Information or as otherwise disclosed in the Disclosure Letter, there have been no material amendments to the Credit Agreement or any of the Brazilian Credit Agreements; and (iii) the completion of the Transaction will not cause a material default or event of default under any Material Contract now in effect that will remain in effect following the Implementation Date (other than those defaults or events of default that are remedied, waived, stayed, extinguished or otherwise in any way rendered inoperative as part of the Proceedings); and

(x)	Its board of directors has: (i) approved, adopted and declared advisable this Agreement and the transactions and agreements contemplated hereby; and (ii) determined that this Agreement is in the best interests of it; and all necessary corporate action has been taken by it to authorize this Agreement.

4.	Acknowledgements, Agreements, Covenants and Consents of the Company

(a)	Subject to the terms and conditions hereof, the Company consents and agrees to the terms of, and the transactions contemplated by, this Agreement.

(b)	Upon execution of this Agreement by the Company, the Company will, in a timely manner, cause to be issued a press release or other public disclosure that discloses the material provisions of this Agreement, subject to the terms of Section 10 hereof, and that, subject to compliance with applicable Securities Laws, is acceptable to the Initial Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet.

(c)	Except as may be otherwise permitted under this Agreement, the Company shall pursue the completion of the Transaction in good faith by way of the Plan, which shall be acceptable to the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet, and shall not take any action (or inaction) that is inconsistent with the terms of this Agreement.

(d)	The Company agrees to file the Plan on a timely basis consistent with the terms and conditions of this Agreement, and to use commercially reasonable efforts (including recommending to the Noteholders and any other Person entitled to vote on the Plan that they vote to approve the Plan, recommending to the shareholders that they vote in favour of the Consent Resolution, if such Consent Resolution is required, and taking all reasonable actions necessary to obtain any regulatory approvals for the Transaction) to achieve the following timeline:

(i)	the initiation of the Proceedings, as evidenced by filing the application seeking the Interim Order or the Initial Order, as applicable, with the Canadian court having jurisdiction over the Proceedings (the “Court”) by no later than November 26, 2013, or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably;

(ii)	approval of the Interim Order or the Initial Order, as applicable, by the Court by no later than November 28, 2013, or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably;

(iii)	meeting of creditors entitled to vote on the Plan by no later than January 3, 2014, or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably;

(iv)	if necessary, a consent resolution (by a simple majority) or meeting of existing shareholders as required to issue the New Jaguar Common Shares (including the Offered Shares) pursuant to the rules of the TSX or pursuant to Canadian Securities Laws (the “Consent Resolution”) by January 3, 2014, or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably;

(v)	sanction of the Plan by the Court by no later than January 8, 2014, or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably; and

(vi)	implementation of the Plan by no later than February 28, 2014, or such other date as the Company and the Consenting Noteholders may agree in writing (the “Outside Date”).

(e)	The Company shall provide draft copies of all motions or applications and other documents with respect to the Transaction and the Plan that the Company intends to file with the Court to Goodmans at least two days prior to the date when the Company intends to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for two days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings shall be acceptable to the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet. Notwithstanding the foregoing, the CBCA interim order (the “Interim Order”) or the CCAA initial order (the “Initial Order”) as applicable, the final approval or sanction order in respect of the Plan (the “Final Order”), any order establishing a process for the solicitation and resolution of the claims of other affected creditors, if any (the “Claims Procedure Order”), any orders concerning the meeting of creditors to consider and vote on the Plan (the “Meeting Order”), and the Plan shall only be submitted to the Court in a form mutually agreed by the Company and the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Company and the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet. For the avoidance of doubt, the Company shall not materially amend the terms of the Interim Order, the Initial Order, the Final Order, the Meeting Order, the Claims Procedure Order or the Plan without the consent of the Consenting Noteholders, such consent not to be unreasonably withheld.

(f)	Each of the Company and the Subsidiaries covenants and agrees jointly and severally to be liable to and to indemnify and save harmless each of the Consenting Noteholders (other than any Breaching Noteholders and any Consenting Noteholders that are Backstop Parties and have failed to comply with their obligations under any backstop agreement with the Company relating to the Share Offering) together with their respective subsidiaries and affiliates and their respective present and former shareholders, officers, directors, employees, advisors and agents (each an “Indemnified Party” and, collectively, the “Indemnified Parties”) from and against any and all liabilities, claims, actions, proceedings, losses (other than indirect loss), costs, damages and expenses of any kind (including, without limitation, the reasonable costs of defending against any of the foregoing, but excluding any obligations that a Consenting Noteholder may have in respect of the Share Offering and any and all liabilities, claims, actions, proceedings, losses, costs, damages and expenses of any kind that are attributable to the gross negligence, fraud or wilful misconduct of any Indemnified Party) to which any Indemnified Party may become subject or may suffer or incur in any way in relation to or arising from a breach by the Company or the Subsidiaries of any of their obligations, covenants, representations or warranties hereunder. If any matter or thing contemplated in the preceding sentence (any such matter or thing being a “Claim”) is asserted against any Indemnified Party or if any potential Claim contemplated hereby comes to the knowledge of any Indemnified Party, the Indemnified Party shall notify the Company as soon as reasonably possible of the nature and particulars of such Claim (provided that any failure to so notify shall not affect the Company’s and the Subsidiaries’ liability hereunder except to the extent that the Company or the Subsidiaries are prejudiced thereby and then only to the extent of any such prejudice) and the Company shall, subject as hereinafter provided, be entitled (but not required) to assume at its expense the defence of any suit brought to enforce such Claim; provided that the defence of such Claim shall be conducted through legal counsel reasonably acceptable to the Indemnified Party and that no admission of liability or settlement in respect of any such Claim may be made by the Company or the Subsidiaries (other than a settlement that includes a full and unconditional release of the Indemnified Parties without any admission or attribution of fault or liability on their part) or the Indemnified Party without, in each case, the prior written consent of the other, such consent not to be unreasonably withheld. In respect of any Claim, the Indemnified Party shall have the right to retain separate or additional counsel to act on its behalf in the defence thereof, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Company fails to assume and diligently and actively prosecute the defence of the Claim on behalf of the Indemnified Party within ten Business Days after the Company has received notice of the Claim, (ii) the Company and the Indemnified Party shall have mutually agreed to the retention of the separate or additional counsel, or (iii) the named parties to the Claim (including any added third or impleaded party) include both the Indemnified Party and the Company or the Subsidiaries, and the Indemnified Party shall have been advised by its counsel that representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them, in which case the Company shall not have the right to assume the exclusive defence of the Claim and the Company and the Subsidiaries shall be liable to pay the reasonable fees and expenses of the separate or additional counsel for the Indemnified Party.

(g)	Neither the Company nor any of the Subsidiaries shall, without the prior consent of Goodmans or the Consenting Noteholders, amend, modify, replace, terminate, repudiate, disclaim or waive any rights under or in respect of its Material Contracts (other than as expressly required by such Material Contracts, by this Support Agreement or in the ordinary course of performing their obligations under such Material Contracts) in any manner that would reasonably be expected to be Material.

(h)	Following a request by Goodmans or any of the Consenting Noteholders who are parties to a Noteholder Confidentiality Agreement, the Company shall, to the extent permitted by Law and the terms of any confidentiality obligations to which the Company is subject, and subject to and in accordance with the terms of the Advisor Confidentiality Agreement and applicable Noteholder Confidentiality Agreement, provide Goodmans or such Consenting Noteholders, or any of them, as the case may be, with reasonable access to the Company’s and the Subsidiaries’ books and records (other than books or records that are subject to solicitor-client privilege) for review in connection with the Transaction; provided that the provision of access to books and records shall be made or undertaken in a manner that minimizes disruption to the Company, the Subsidiaries and their business and operations.

(i)	The Company shall pay the reasonable fees and expenses of the Advisors to the Ad Hoc Committee of Noteholders pursuant to, and in accordance with the terms of, its engagement letters with the Advisors executed by the Company.

(j)	The Company shall pay the reasonable accrued and unpaid third party expenses of any of the Consenting Noteholders up to an amount agreed to by the Majority Backstop Parties on a date agreed to by the Company and the Majority Backstop Parties.

(k)	The Company may solicit inquiries or proposals regarding a transaction that is an alternative to the Transaction (an “Other Transaction”); provided, however, that the Company shall not, directly or indirectly through any Representative, without the knowledge and consent of Goodmans or the Consenting Noteholders: (i) participate in any substantive discussions or negotiations with any Person regarding any Other Transaction; (ii) accept, approve, endorse or recommend or propose publicly to accept, approve, endorse or recommend any Other Transaction; or (iii) enter into, or publicly propose to enter into, any agreement in respect of any Other Transaction; provided, however, that notwithstanding anything to the contrary in this Agreement:

(i)	Jaguar’s board of directors retains the right to support an Other Transaction if, after receiving advice from its advisors and after consulting with Goodmans, Jaguar’s board of directors determines that: (A) such Other Transaction would result in (i) the payment of all amounts due in respect of the Notes in full in cash on or in connection with implementation of such Other Transaction (including by way of a change of control offer under the Indentures) or (ii) another transaction that is more favourable to the Company and the stakeholders, including the Noteholders, than the Plan (including the Share Offering thereunder); and (B) the support of such Other Transaction would be necessary for compliance with their fiduciary duties as directors of an Ontario corporation; and

(ii)	following satisfaction of the conditions set forth in clause (i) directly above, the Company shall be entitled to respond to inquiries and take such other steps as may be necessary to pursue and support such potential Other Transaction.

(l)	The Company shall promptly (and in any event within one Business Day of receipt by the Company) notify Goodmans, at first orally and thereafter in writing, of any proposal in respect of any Other Transaction of which it or any of its Representatives are or become aware, any request for discussions or negotiations, any requests made or responses provided pursuant to the provisions of Section 4(k), or any other request for non-public information relating to the Company in connection with any such Other Transaction, or for access to the books or records of the Company by any person that informs the Company that it is considering making, or has made, a proposal with respect to any Other Transaction and any amendment thereto. Goodmans may in turn disclose such information to those of the Consenting Noteholders which have entered into confidentiality agreements acceptable to Jaguar, acting reasonably. Subject to the foregoing, Jaguar shall provide such Consenting Noteholders and Goodmans with a copy of any proposed Other Transaction within three Business Days of receipt thereof. The Company shall keep Goodmans and any such Consenting Noteholders informed of the status and of any change to the material terms of any such proposed Other Transaction.

(m)	Neither the Company nor any of the Subsidiaries shall materially increase compensation or severance entitlements or other benefits payable to directors, officers or employees, or make any Bonus Payments whatsoever, other than as required by Law or, except as set forth herein, pursuant to the terms of existing benefit, bonus, incentive or retention plans or arrangements or employment or severance contracts that are disclosed in the Information, or as otherwise disclosed in the Disclosure Letter.

(n)	Except as may be ordered by the Court or with the consent of the Consenting Noteholders, or as contemplated by this Agreement and the transactions contemplated hereby, or in respect of an Other Transaction, neither the Company nor any of the Subsidiaries shall amalgamate, consolidate with or merge into, or sell all or substantially all of their assets to, another entity, or change the nature of their business or their corporate or capital structure.

(o)	Except as may be ordered by the Court or with the consent of the Consenting Noteholders, or as contemplated by this Agreement and the transactions contemplated hereby, or in respect of an Other Transaction, neither the Company nor any of the Subsidiaries shall: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever (except for indebtedness that is incurred in the ordinary course of business and that is not Material); or (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of their assets or property (except for any lien, charge, hypothec or security interest that is incurred in the ordinary course of business and that is not Material).

(p)	The Company and each of the Subsidiaries shall maintain and shall continue to maintain appropriate insurance coverage in amounts and on terms that are customary in the industry of the Company.

(q)	As of the Implementation Date, (i) the New Jaguar Common Shares (including the Offered Shares) shall be freely tradable in Canada (provided that the trade is not a “control distribution” as defined in Canadian Securities Laws, no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade, no extraordinary commission or consideration is paid to a person or company in respect of the trade, and if the selling security holder is an insider or officer of the Issuer, the selling security holder has no reasonable grounds to believe that the Issuer is in default of Canadian Securities Laws), (ii) the New Jaguar Common Shares (other than the Offered Shares) shall be freely transferable in the United States other than by “affiliates” as defined in Rule 144 under the US Securities Act (or persons that have been “affiliates” (as so defined) within 90 days of the Implementation Date), (iii) the Offered Shares shall be eligible for immediate resale on or through the facilities of the TSX or such other Designated Offshore Securities Market acceptable to the Majority Consenting Noteholders pursuant to Rule 904 of Regulation S (subject to execution and delivery by the seller of a Declaration in the form attached as Schedule D or such other form as Reorganized Jaguar and the seller may agree), (iv) Reorganized Jaguar shall have entered into the Registration Rights Agreement and offered all of the Participating Subscribers and Backstoppers the opportunity to become party to the Registration Rights Agreement, and (v) the New Jaguar Common Shares (including the Offered Shares) shall be conditionally approved for trading on the TSX or such other Designated Offshore Securities Market acceptable to the Consenting Noteholders, subject only to receipt of customary final documentation.

(r)	The Company shall use best efforts to the extent possible under applicable Laws to maintain a listing on a Designated Offshore Securities Market and its status as a reporting company in the United States under Section 12 of the Securities Exchange Act of 1934 (or, if Reorganized Jaguar is not the Company, Reorganized Jaguar will use its best efforts to the extent possible under applicable Laws to be a successor to the Company and shall make all necessary filings under such Act so that as of the Implementation Date Reorganized Jaguar will to the extent possible under applicable Laws succeed to the Company’s status as a reporting company in the United States under Section 12 of such Act and thereafter shall use best efforts to maintain such status), including using its best efforts to prepare and file with the US Securities Commission in a timely manner all required reports and other filings.

(s)	The Company (and Reorganized Jaguar if not the Company) agrees to remove (and cause any registrar and transfer agent to remove) any legend on a share certificate required by the US Securities Act to permit sales made in reliance on Rule 904 of Regulation S upon delivery of a signed declaration in the form as set out on Schedule D (or such other form as Reorganized Jaguar and the seller may agree) and the Company (and Reorganized Jaguar if not the Company) agrees to implement similar procedures for any shares held through the Canadian Depository for Securities (CDS) or the Depositary Trust Company (DTC).

(t)	Except as contemplated by this Agreement and the transactions contemplated hereby, including as may be provided in any order of the Court, or in connection with an Other Transaction undertaken in compliance with this Agreement, the Company and its Subsidiaries shall operate their businesses in the ordinary course of business, having regard to the Company’s and the Subsidiaries’ financial condition, and shall not enter into or repudiate any Material agreement, except with the prior written consent of Goodmans or the Consenting Noteholders, which consent shall not be unreasonably withheld.

(u)	The Company and the Subsidiaries shall use commercially reasonable efforts to obtain amendments to each of the Credit Agreement (and the other Credit Documents) and the Brazilian Credit Agreements (including, without limitation, extensions of the applicable maturity dates) on or prior to November 20, 2013 on terms acceptable to the Majority Backstop Parties.

(v)	The Company shall implement a hedging program for future gold sales on or prior to November 20, 2013 in form and substance satisfactory to the Majority Backstop Parties.

5.	Acknowledgments, Covenants and Agreements of the Consenting Noteholders

Subject to, and in consideration of, the matters set forth in Section 4 above, each Consenting Noteholder hereby acknowledges, covenants and agrees:

(a)	to the terms of, and the transactions contemplated by, this Agreement;

(b)	to tender or vote (or cause to be tendered or voted) all of its Relevant Notes and Debt and any Notes acquired after the date hereof:

(i)	in favour of the approval, consent, ratification and adoption of the Transaction and the Plan, as applicable (and any resolutions or actions required in furtherance thereof); and

(ii)	against the approval, consent, ratification and adoption of any matter or transaction that, if approved, consented to, ratified or adopted could reasonably be expected to delay, challenge, frustrate or hinder the consummation of the Transaction or the Plan, as applicable (and any resolutions or actions required in furtherance thereof);

and shall tender its proxy for any such vote in a timely manner in compliance with any deadlines set forth in the order of the Court calling the meeting of creditors to vote on the Plan;

(c)	to support the approval of the Plan by the Court on terms consistent with this Agreement, as promptly as practicable, through Goodmans or otherwise;

(d)	not take any action, or omit to take any action, that would delay, challenge, frustrate or hinder the consummation of the Transaction or implementation of the Plan;

(e)	not to, directly or indirectly, sell, assign, lend, pledge, hypothecate (except with respect to security generally applying to its investments which does not adversely affect such Consenting Noteholder’s ability to perform its obligations under this Agreement) or otherwise transfer any of its Relevant Notes or other Debt or any interest therein (or permit any of the foregoing with respect to any of its Relevant Notes or other Debt), or relinquish or restrict the Consenting Noteholder’s right to vote any of the Relevant Notes or other Debt (including without limitation by way of a voting trust or grant of proxy or power of attorney or other appointment of an attorney or attorney-in-fact), or enter into any agreement, arrangement or understanding in connection therewith, except that the Consenting Noteholder may transfer some or all of its Debt to (i) any other fund managed by the Consenting Noteholder for which the Consenting Noteholder has sole voting and investment discretion, including sole discretionary authority to manage or administer funds and continues to exercise sole investment and voting authority with respect to the transferred Debt, (ii) any other Consenting Noteholder, or (iii) any other Person provided such Person agrees to be bound by the terms of this Agreement with respect to the transferred Debt that is subject to such transfer and, contemporaneously with the transfer, delivers an executed Consent Agreement in the form appended hereto as Schedule C. Each Consenting Noteholder hereby agrees to provide the Company with written notice and, if applicable, a fully executed copy of the Consent Agreement, within five (5) Business Days following any transfer to a transferee described in (ii) or (iii) of this Section 5(e);

(f)	to execute any and all documents and perform (or cause its agents and advisors to perform) any and all commercially reasonable acts required by this Agreement to satisfy its obligations hereunder;

(g)	at or prior to the time at which the Transaction is completed and the Plan is implemented, to make or assist the Company to make all necessary notifications to Governmental Entities and use commercially reasonable efforts to obtain or assist the Company to obtain any and all required regulatory approvals and/or material third party approvals in connection with the Transaction, in each case at the Company’s expense;

(h)	except with the consent of the Company, not to solicit, discuss or negotiate, directly or indirectly, any alternative transaction to the Plan and the Share Offering with any Person (other than the Company);

(i)	subject at all times to Section 10, to the existence and factual details of this Agreement being set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company at the discretion of the Company in connection with the Transaction, the Proceedings and the Plan (subject in each case to prior approval thereof by Goodmans or the Consenting Noteholders to the extent required in accordance with the provisions of this Agreement);

(j)	that any interest coming due and payable under the Notes until the Implementation Date shall not be paid in cash to the Noteholders by the Company and that any unpaid interest accrued on the Notes to the Implementation Date shall comprise part of the Convertible Notes Claims and be treated as set out in the Term Sheet;

(k)	to consent to a stay of any existing and potential defaults under the Notes; and

(l)	not to support any other holder of the Notes in taking any enforcement action in respect of the Notes, and to provide the trustees under the Indentures or the Company with such directions, requests or consents as may reasonably be required to prevent or restrain any such enforcement action.

6.	Negotiation of Documents

(a)	The Company, the Subsidiaries and the Consenting Noteholders shall cooperate with each other and shall coordinate their activities (to the extent practicable) in respect of (i) the timely satisfaction of conditions with respect to the effectiveness of the Plan and the Transaction, (ii) all matters concerning the implementation of the Plan and the Transaction and (iii) the pursuit and support of the Plan and the Transaction. Furthermore, subject to the terms hereof, the Company, the Subsidiaries and the Consenting Noteholders shall take such action as may be reasonably necessary to carry out the purposes and intent of this Agreement, including making and filing any required regulatory filings (provided that the Company shall reimburse the Consenting Noteholders for any expense, liability or other obligation incurred in connection therewith).

(b)	Each of the Company, the Subsidiaries and the Consenting Noteholders hereby covenants and agrees (i) to use its commercially reasonable best efforts to negotiate the definitive documents implementing, achieving and relating to the Transaction, including, without limitation, the Plan, all ancillary documents relating thereto, and the draft order of the Court approving or sanctioning the Plan, and (ii) to execute (to the extent they are a party thereto) and otherwise support such documents.

7.	Alternative Proceedings

(a)	If the Plan is pursued through Proceedings under the CBCA (the “CBCA Proceedings”) and the requisite votes or approvals are not obtained by the deadlines set forth in Section 4(d)(ii) to 4(d)(iv) hereof, the Company shall immediately (but no later than 3 Business Days after such deadline) commence an application for an Initial Order under the CCAA (the “CCAA Proceedings”) in form and substance satisfactory to the Consenting Noteholders, for the purposes of implementing the Transaction, in which application the Company shall request an Initial Order that would include:

(i)	any required provisions confirming that the votes cast in favour of the Plan filed in the CBCA Proceedings (the “CBCA Plan”) shall stand as votes in favour of the Plan filed in the CCAA Proceedings (the “CCAA Plan”) to implement the Transaction on terms consistent with the Support Agreement, the Backstop Agreement and the Term Sheet; and

(ii)	if necessary to meet the requisite threshold under the CCAA after application of clause (i) above, a provision calling for a meeting of the affected creditors to cast votes on the CCAA Plan no later than 14 days from the commencement of the CCAA Proceedings, in which case the Consenting Noteholders shall support and vote in favour of such CCAA Plan in the same manner and to the same extent that they agreed to support the Transaction under the CBCA Plan.

(b)	The CCAA Plan shall provide that shareholders of Jaguar shall not receive any consideration under the CCAA Plan and that any consideration contemplated to be provided to shareholders under the CBCA Plan shall be allocated to holders of Convertible Notes Claims. The Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or convertible or exchangeable therefor, will be cancelled and extinguished on the Implementation Date.

(c)	If the statutory requisite thresholds for approval of the CCAA Plan are achieved, the Company shall seek an order for sanction of the CCAA Plan no later than three Business Days from the date such thresholds are achieved.

8.	Conditions Precedent to Noteholder’s Support Obligations

The obligation of the Consenting Noteholder to vote in favour of the Plan pursuant to Section 5(b)(i) shall be subject to the reasonable satisfaction of the following conditions prior to the Voting Deadline, each of which, if not satisfied prior to the Voting Deadline, can only be waived by the Consenting Noteholders (provided that such conditions shall not be enforceable by the Consenting Noteholders if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Consenting Noteholder seeking enforcement):

(a)	the Interim Order or the Initial Order, as applicable, the Meeting Order, the Plan and the proposed Final Order in respect of the Plan, and all other material filings by or on behalf of the Company in the Proceedings to date, shall have been filed in a form agreed to in advance by the Company and Goodmans, acting reasonably;

(b)	the terms and conditions of the Plan shall be consistent with this Agreement or otherwise acceptable to the Consenting Noteholders (including, without limitation, all terms and conditions of the Share Offering);

(c)	each of the Credit Agreement (and the other Credit Documents) and the Brazilian Credit Agreements shall have been amended (including, without limitation, by extending the applicable maturity dates) on or prior to November 20, 2013 on terms acceptable to the Majority Backstop Parties;

(d)	if the Plan is to be implemented under the CCAA, contractual obligations of the Company and other unsecured claims against the Company shall be dealt with under the Plan in a manner acceptable to the Consenting Noteholders;

(e)	the Consenting Noteholders shall be satisfied, in their sole discretion, with the results of due diligence concerning the Company, the Subsidiaries and their businesses;

(f)	Reorganized Jaguar (if it is not the Company) shall have entered into an agreement agreeing to be bound by the terms of this Agreement;

(g)	the Company and the Subsidiaries shall have complied in all material respects with each covenant in this Agreement that is to be performed on or before the date that is three (3) Business Days prior to the Voting Deadline, and the timeline set out in Section 4(d) shall have been achieved (as the same may have been amended with the consent of the Consenting Noteholders or Goodmans);

(h)	there shall have been no appointment of any new senior executive officers of the Company or the Subsidiaries or members of the board of directors of the Company, or any chief restructuring officer of the Company, unless such appointment, including its terms, was on terms satisfactory to the Consenting Noteholders;

(i)	the Company shall have implemented a hedging program for future gold sales on or prior to November 20, 2013 acceptable in form and substance to the Majority Backstop Parties;

(j)	the representations and warranties of each of the Company and the Subsidiaries set forth in this Agreement shall continue to be true and correct (except to the extent such representations and warranties are by their terms given as of a specified date, in which case such representations and warranties shall be true and correct in all respects as of such date) except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and each of the Company and the Subsidiaries shall have provided Goodmans with a certificate signed by an officer of the Company or the Subsidiary, as applicable, certifying compliance with this Section 8(j) as of the date that is three (3) Business Days prior to the Voting Deadline;

(k)	there shall not exist or have occurred any Material Adverse Change, and the Company shall have provided Goodmans with a certificate signed by an officer of the Company certifying compliance with this Section 8(k) as of the date that is three (3) Business Days prior to the Voting Deadline;

(l)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Transaction or any material part thereof or requires or purports to require a material variation of the Transaction; and

(m)	there shall have been no breach, that has not been waived, of the Noteholder Confidentiality Agreements by the Company or any of its representatives in respect of that Consenting Noteholder.

9.	Conditions to Transaction

(a)	The Transaction shall be subject to the reasonable satisfaction of the following conditions prior to or at the time the Transaction is implemented (the “Effective Time”), each of which is for the mutual benefit of the Company, on the one hand, and the Consenting Noteholders, on the other hand, and may be waived, in whole or in part, jointly by the Company and the Consenting Noteholders (provided that such conditions shall not be enforceable by the Company or the Consenting Noteholders, as the case may be, if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Party seeking enforcement (or, in the case where the party seeking enforcement is one or more of the Consenting Noteholders, an action, error or omission by or within the control of the Consenting Noteholder seeking enforcement)):

(i)	(u) the Plan shall have been approved by the applicable stakeholders of the Company as and to the extent required by the Court or otherwise, any such requirement being acceptable to the Company and the Consenting Noteholders, each acting reasonably; (v) the Plan shall have been approved by the Court and the Final Order shall be in full force and effect on or prior to January 8, 2014 (or such other date as the Company and the Consenting Noteholders may agree in writing, acting reasonably); (w) the Plan shall have been approved by the applicable stakeholders and the Court in a form consistent with this Agreement or otherwise acceptable to the Company and the Consenting Noteholders, each acting reasonably; (x) the Final Order shall have been entered by the Court in a form consistent with this Agreement or otherwise acceptable to the Company and the Consenting Noteholders, each acting reasonably; (y) by January 22, 2014, the Company, after consultation with its legal and financial advisors, shall have been satisfied that the Transaction will proceed to completion on or before the Outside Date; and (z) the Implementation Date shall have occurred no later than the Outside Date;

(ii)	all press releases, disclosure documents and definitive agreements in respect of the Transaction shall be in a form and substance satisfactory to the Company and the Consenting Noteholders, each acting reasonably;

(iii)	all required stakeholder, regulatory, Court approvals, consents, waivers and filings shall have been obtained or made, as applicable, on terms satisfactory to the Consenting Noteholders and the Company, each acting reasonably and in good faith, and copies of any and all such approvals, consents and/or waivers shall have been provided to Goodmans;

(iv)	all Material filings under applicable Laws shall have been made and any Material regulatory consents or approvals that are required in connection with the Transaction shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(v)	there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Transaction that restrains, impedes or prohibits (or if granted would reasonably be expected to restrain, impede or inhibit), the Transaction or any part thereof or requires or purports to require a variation of the Transaction;

(vi)	the terms of the Share Offering, the use of proceeds from the Share Offering, and the terms of the New Jaguar Common Shares to be issued pursuant to the Plan, including the Share Offering, shall be consistent with the Term Sheet;

(vii)	the Backstop Agreement shall be in full force and effect and shall not have been terminated; and

(viii)	the issuance pursuant to the Plan of the New Jaguar Common Shares (other than the Offered Shares) shall be exempt from registration under the US Securities Act pursuant to the provisions of Section 3(a)(10) of the US Securities Act.

(b)	The obligations of the Consenting Noteholders to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Consenting Noteholders and may be waived, in whole or in part, by the Consenting Noteholders (provided that such conditions shall not be enforceable by the Consenting Noteholders if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Consenting Noteholder seeking enforcement):

(i)	there shall not have occurred any Material Adverse Change;

(ii)	the structure of the Transaction, the terms of the Plan, the identity and structure of any successor or parent of the Company formed in connection with the Transaction and the steps required to complete the Transaction shall be acceptable to the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet;

(iii)	all of the following shall have been acceptable to Goodmans or the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet, at the time of their filing or issuance: (i) all materials filed by the Company with the Court or any court of competent jurisdiction in Canada or any other jurisdiction that relate to the Transaction; (ii) the Interim Order or the Initial Order, as applicable; (iii) the terms of any court-imposed charges on any of the assets, property or undertaking of the Company; (iv) any order of the Court accepting the filing of the Plan and calling a meeting of the Noteholders and any other affected creditors for purposes of voting on the Plan; (v) any order of the Court establishing a process for the solicitation and resolution of the claims of any other affected creditors, if any; (vi) the Plan; (vii) any order of the Court sanctioning the Plan; and (viii) any other order granted in connection with the Transaction by the Court or any other court of competent jurisdiction in Canada or any other jurisdiction (including, without limitation, any order amending any of the foregoing orders or documents);

(iv)	the Company, Reorganized Jaguar and the Subsidiaries shall have performed all of their material obligations under and in accordance with this Agreement (for greater certainty, material obligations include, without limitation, the obligations of the Company or Reorganized Jaguar in Section 4(q));

(v)	the Company and the Subsidiaries shall have complied in all material respects with each covenant in this Agreement, and the timeline set forth in Section 4(d) shall have been achieved (as the same may have been amended or waived with the consent of the Consenting Noteholders or Goodmans) and each of the Company and the Subsidiaries shall have provided Goodmans with a certificate signed by an officer of the Company or the Subsidiary, as applicable, certifying compliance with this Section 9(b)(v) as of the Implementation Date;

(vi)	the representations and warranties of each of the Company and the Subsidiaries set forth in this Agreement shall continue to be true and correct (except to the extent such representations and warranties are by their terms given as of a specified date, in which case, such representations and warranties shall be true and correct in all respects as of such date), except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement and each of the Company and the Subsidiaries shall have provided Goodmans with a certificate signed by an officer of the Company or the Subsidiary, as applicable, certifying compliance with this Section 9(b)(vi) as of the Implementation Date;

(vii)	the composition and size of the board of directors for Reorganized Jaguar effective as of the Implementation Date shall be satisfactory to the Majority Backstop Parties;

(viii)	the articles, by-laws and other constating documents of Reorganized Jaguar and all definitive legal documentation in connection with the foregoing shall be in form and substance satisfactory to the Majority Backstop Parties;

(ix)	the Consenting Noteholders shall be satisfied that the New Jaguar Common Shares, when issued and delivered, shall be duly authorized, validly issued and fully paid and non-assessable and the issuance thereof shall be in compliance with applicable Securities Laws;

(x)	on the Implementation Date, Reorganized Jaguar shall be either the Company or a related entity that qualifies as a successor under the rules of the US Securities Commission and shall be a reporting issuer (or equivalent) in each Province of Canada and in the United States;

(xi)	all Existing Shares, existing options, warrants or other rights to purchase existing shares of the Company, and Jaguar’s shareholder rights plan, shall have been extinguished and cancelled for no consideration pursuant to the terms of the Plan;

(xii)	the terms of any Management Incentive Plan shall be acceptable to the Majority Backstop Parties;

(xiii)	all senior officer and employee employment agreements shall have been modified to reflect the revised capital structure of Reorganized Jaguar, including, without limitation, to provide that the Transaction does not constitute a change of control under such employment agreements, and no change of control payments shall be owing or payable to the Company’s officers or employees in connection with the Transaction;

(xiv)	on the Implementation Date, all of the reasonable fees and expenses of the Advisors, for services rendered as counsel to the Ad Hoc Committee of Noteholders up to and including the Implementation Date, shall have been paid; provided that the Advisors shall have provided the Company with invoices for all such fees and expenses incurred up to the date that is five Business Days prior to the Implementation Date, and shall have also provided the Company with a reasonable estimate of all such fees and expenses to be incurred by the Advisors in the period from that date to the Implementation Date;

(xv)	on the Implementation Date, the fees and expenses of the Company’s financial advisors in connection with the Transaction pursuant to their engagement letter, as amended, with the Company shall have been paid, subject to a maximum amount as agreed to by the Majority Backstop Parties;

(xvi)	on the Implementation Date, the reasonable fees and expenses of the Company’s Canadian and U.S. legal advisors and the legal advisor to the special committee of the board of directors shall have been paid; and

(xvii)	there shall have been no breach, that has not been waived, of the Noteholder Confidentiality Agreements by the Company or any of its representatives in respect of that Consenting Noteholder.

(c)	The obligations of the Company to complete the Transaction and the other transactions contemplated hereby are subject to the satisfaction of the following conditions prior to or at the Effective Time, each of which is for the benefit of the Company and may be waived, in whole or in part, by the Company (provided that such conditions shall not be enforceable by the Company if any failure to satisfy such conditions results from an action, error or omission by or within the control of the Company):

(i)	the Consenting Noteholders shall have complied in all material respects with each of their covenants in this Agreement that is to be performed on or before the Implementation Date; and

(ii)	the representations and warranties of the Consenting Noteholders set forth in this Agreement shall be true and correct in all material respects as of the Implementation Date with the same force and effect as if made at and as of such time, except that representations and warranties that are given as of a specified date shall be true and correct as of such date, except as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Agreement.

10.	Public Disclosure

(a)	No press release or other public disclosure concerning the transactions contemplated herein shall be made by the Company without previously consulting with Goodmans, except as, and only to the extent that, the disclosure is required (as determined by the Company) by applicable Law or by the rules of any stock exchange on which the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company or its Subsidiaries, or by any court of competent jurisdiction; provided, however, that the Company shall, to the extent practicable under the circumstances, provide Goodmans with a copy of such disclosure in advance of any release and an opportunity to consult with the Company as to the contents and to provide comments thereon.

(b)	Notwithstanding the foregoing, no information with respect to the principal amount of Notes held or managed by any individual Consenting Noteholder or the identity of any individual Consenting Noteholder shall be disclosed by the Company or any of its Subsidiaries, except as may be required by applicable Law or by the rules of any stock exchange on which any of the Company’s securities are listed or traded, by any other regulatory authority having jurisdiction over the Company, or by any court of competent jurisdiction; provided, however, that the aggregate amount of Relevant Notes held by the Consenting Noteholders collectively may be disclosed.

(c)	Each Consenting Noteholder agrees that, except as otherwise specified in this Agreement or in a Noteholder Confidentiality Agreement, prior to making any public announcement or statement or issuing any press release or any other public disclosure with respect to this Agreement, the Transaction, the Plan or any negotiations, terms or other facts with respect thereto, it shall, to the extent practicable under the circumstances, provide the Company and each other Consenting Noteholder with a copy of such disclosure in advance of any release and an opportunity to consult with Goodmans as to the contents and to provide comments thereon.

11.	Further Assurances

Each Party shall do all such things in its control, take all such actions as are commercially reasonable, deliver to the other Parties such further information and documents and execute and deliver to the other Parties such further instruments and agreements as another Party shall reasonably request to consummate or confirm the transactions provided for in this Agreement, to accomplish the purpose of this Agreement or to assure to the other Party the benefits of this Agreement.

12.	Approval, Consent, Waiver, Amendment, Termination of or by Consenting Noteholders

(a)	Except as may be otherwise specifically provided for under this Agreement, where this Agreement provides that a matter shall have been approved, agreed to, consented to, waived, amended or terminated by the Consenting Noteholders or by the Initial Consenting Noteholders, or that a matter must be satisfactory or acceptable to the Consenting Noteholders or the Initial Consenting Noteholders, such approval, agreement, consent, waiver, amendment, termination, satisfaction, acceptance or other action shall be effective or shall have been obtained or satisfied, as the case may be, for the purposes of this Agreement where Consenting Noteholders or Initial Consenting Noteholders, as the case may be, holding at least a majority of the aggregate principal amount of all Relevant Notes held by the Consenting Noteholders or Initial Consenting Noteholders, as the case may be, shall have confirmed their approval, consent, waiver, amendment, termination, satisfaction or acceptance, as the case may be, to the Company or to Goodmans, in which case Goodmans shall communicate any such approval, agreement, consent, waiver, amendment, termination, satisfaction, acceptance, or other action to (i) the Consenting Noteholders, and (ii) the Company for purposes of this Agreement and the terms and conditions hereof. The Company shall be entitled to rely on any such confirmation of approval, agreement, consent, waiver, amendment, termination, satisfaction, acceptance, or other action communicated to the Company by Goodmans without any obligation to inquire into Goodmans’ authority to do so on behalf of the Consenting Noteholders or the Initial Consenting Noteholders, as the case may be, and such communication shall be effective for all purposes of this Agreement and the terms and conditions hereof.

(b)	Except as expressly set forth in this Agreement, no Consenting Noteholder shall enter into any agreement or understanding with any other Consenting Noteholder which requires any voting threshold higher than that which is set forth in Section 12(a). Each Consenting Noteholder represents and warrants to the Company that it has not entered into any such agreement or understanding.

13.	Consenting Noteholder Termination Events

This Agreement may be terminated by the delivery to the Company of a written notice in accordance with Section 19(o) hereof by the Consenting Noteholders (as determined in accordance with Section 12 hereof) in the exercise of their sole discretion, upon the occurrence and, if applicable, continuation of any of the following events:

(a)	the milestones under Section 4(d) (as may be amended) have not been met or waived, or the Implementation Date has not occurred on or before the Outside Date;

(b)	the Company or any of the Subsidiaries enter into an agreement with respect to an Other Transaction in accordance with Section 4(k);

(c)	the Company or any of the Subsidiaries takes any action inconsistent with this Agreement or fails to comply with, or defaults in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement, which, if capable of being cured, is not cured within five Business Days after the receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to Sections 13(a), 13(b) or 13(f);

(d)	any representation, warranty or acknowledgement of any of the Company or any of the Subsidiaries made in this Agreement shall prove untrue in any material respect as of the date when made;

(e)	the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Transaction, which restrains or impedes in any material respect or prohibits the Transaction or any material part thereof or requires or purports to require a material variation of the Transaction;

(f)	the Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed in respect of Jaguar or any of the Subsidiaries, unless such event occurs with the prior written consent of the Consenting Noteholders;

(g)	the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Transaction Terms or the Plan, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Consenting Noteholders, acting in a manner consistent with the terms of this Agreement and the Term Sheet;

(h)	if, upon the request of the Consenting Noteholders to implement the Transaction pursuant to the CCAA, the Company fails to commence CCAA Proceedings, or if the Company fails to commence CCAA Proceedings in accordance with Section 7(a) within two Business Days of the deadlines set forth in Section 7(a);

(i)	the Backstop Agreement has been terminated; or

(j)	the conditions set forth in Section 8 are not satisfied or waived by the Voting Deadline, the conditions set forth in Section 9 are not satisfied or waived by the Outside Date or the Consenting Noteholders determine that there is no reasonable prospect that the conditions set forth in Section 8 will be satisfied or waived by the Voting Deadline or that there is no reasonable prospect that the conditions set forth in Section 9 will be satisfied or waived by the Outside Date.

14.	Company Termination Events

(a)	This Agreement may be terminated by the delivery to the Consenting Noteholders (with a copy to Goodmans) of a written notice in accordance with Section 19(o) by Jaguar, in the exercise of its sole discretion, upon the occurrence and continuation of any of the following events:

(i)	the Implementation Date has not occurred on or before the Outside Date;

(ii)	the issuance of any final decision, order or decree by a Governmental Entity, in consequence of or in connection with the Transaction, in each case which restrains or impedes in any material respect or prohibits the Transaction or any material part thereof or requires or purports to require a material variation of the Transaction;

(iii)	if at any given time the Noteholders party to this Support Agreement (including by way of Consent Agreements) represent less than 66 2/3 % of the aggregate principal amount of outstanding Notes;

(iv)	the Backstop Agreement has been terminated;

(v)	the Company or any of the Subsidiaries enters into an agreement with respect to an Other Transaction in accordance with Section 4(k); or

(vi)	the Company, after consultation with its legal and financial advsiors is not satisfied by January 22, 2014 that the Transaction will proceed to completion on or before the Outside Date.

(b)	This Agreement may be terminated as to a breaching Consenting Noteholder (the “Breaching Noteholder”) only, by delivery to such Breaching Noteholder of a written notice in accordance with Section 19(o) by the Company, in exercise of its sole discretion and provided that the Company is not in default hereunder, upon the occurrence and continuation of any of the following events:

(i)	failure by the Breaching Noteholder to comply in all material respects with, or default by the Breaching Noteholder in the performance or observance of, any material term, condition, covenant or agreement set forth in this Agreement which is not cured within five Business Days after the receipt of written notice of such failure or default; or

(ii)	if any representation, warranty or other statement of the Breaching Noteholder made or deemed to be made in this Agreement shall prove untrue in any material respect as of the date when made;

and the Breaching Noteholder shall, in accordance with Section 16, thereupon no longer be a Consenting Noteholder. For greater certainty, an Objecting Noteholder is not a Breaching Noteholder.

15.	Mutual Termination

This Agreement, and the obligations of all Parties hereunder, may be terminated by mutual agreement between (a) the Company and (b) the Consenting Noteholders.

16.	Effect of Termination

(a)	Upon termination of this Agreement pursuant to Section 13, Section 14(a) or Section 15 hereof, this Agreement shall be of no further force and effect and each Party hereto shall be automatically and simultaneously released from its commitments, undertakings, and agreements under or related to this Agreement, except for the rights, agreements, commitments and obligations under Sections 4(f), 4(i), 10(b), 18 and 19, all of which shall survive the termination, and each Party shall have the rights and remedies that it would have had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(b)	Upon termination of this Agreement by the Company with respect to a Breaching Noteholder under Section 14(b), this Agreement shall be of no further force or effect with respect to such Breaching Noteholder and, subject to the right of the Company to pursue any and all legal and equitable rights against a Breaching Noteholder in respect of the circumstances that resulted in them becoming a Breaching Noteholder, all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Breaching Noteholder shall be of no further force or effect, except for the rights and obligations under Sections 10(b), 18 and 19, all of which shall survive such termination, and such Breaching Noteholder shall have the rights and remedies that it would have had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(c)	Upon termination by an Objecting Noteholder of its obligations under this Agreement pursuant to Section 19(m), this Agreement shall be of no further force or effect with respect to such Objecting Noteholder and all rights, obligations, commitments, undertakings, and agreements under or related to this Agreement of or in respect of such Objecting Noteholder shall be of no further force or effect, except for the rights and obligations under Sections 4(f), 10(b), 18 and 19, all of which shall survive such termination, and such Objecting Noteholder shall have the rights and remedies that it would have had it not entered into this Agreement and shall be entitled to take all actions, whether with respect to the Transaction or otherwise, that it would have been entitled to take had it not entered into this Agreement.

(d)	Upon the occurrence of any termination of this Agreement, any and all consents tendered prior to such termination by (i) the Consenting Noteholders in the case of termination pursuant to Section 13, Section 14(a) or Section 15 hereof, (ii) the Breaching Noteholder(s) in the case of a termination pursuant to Section 14(b) or (i) the Objecting Noteholder(s) in the case of termination pursuant to Section 19(m) shall be deemed, for all purposes, to be null and void from the first instance and shall not be considered or otherwise used in any manner by the Parties in connection with the Transaction and this Agreement or otherwise.

17.	Termination Upon the Implementation Date

This Agreement shall terminate automatically without any further required action or notice on the Implementation Date (immediately following the Effective Time). For greater certainty, the representations, warranties and covenants herein shall not survive and shall be of no further force or effect from and after the Implementation Date, provided that the rights, agreements, commitments and obligations under Sections 4(f), 4(i), 10(b), 18 and 19, shall survive the Implementation Date.

18.	Confidentiality

Each of the Company and each of the Subsidiaries agrees to use reasonable best efforts to maintain the confidentiality of the identity and holdings of the Consenting Noteholders; provided, however, that such information may be disclosed: (i) to the Company’s respective directors, trustees, executives, officers, auditors, and employees and financial and legal advisors or other agents (collectively referred to herein as the “Representatives” and individually as a “Representative”) provided that each such Representative is informed of and complies with this confidentiality provision; (ii) to Persons in response to, and to the extent required by, any subpoena or other legal proceedings; and (iii) as may be required by applicable Law or applicable rules of the TSX. If the Company, its Representatives or the Subsidiaries receive a subpoena or other legal proceeding for such information, or determine, on the advice of counsel, that disclosure of such information is required by applicable Law, the Company or the Subsidiaries, as applicable, shall provide the applicable Consenting Noteholder(s) with prompt written notice and a copy of the subpoena or other applicable legal proceeding so that the Consenting Noteholder(s) may seek a protective order or other appropriate remedy or waiver of compliance with the provisions of this Agreement. Notwithstanding the provisions in this Section 18, the Company may disclose the existence of and nature of support evidenced by this Agreement in any public disclosure (including, without limitation, press releases and court materials) produced by the Company at the discretion of the Company, provided that all such disclosures are (a) made in accordance with Section 10 and (b) in the context of any such public disclosure, only the aggregate holdings of the Consenting Noteholders, taken together, may be disclosed (but not their individual identities or holdings, provided that individual entities or holdings may be disclosed to the TSX on a confidential basis if required under the applicable rules of the TSX). Except as set forth in this Section 18, nothing in this Agreement shall obligate the Company to make any public disclosure of this Agreement.

19.	Miscellaneous

(a)	Notwithstanding anything herein to the contrary, this Agreement applies only to each Consenting Noteholder’s Debt and to each Consenting Noteholder solely with respect to its legal and/or beneficial ownership of, or its investment and voting discretion over, its Debt (and not, for greater certainty, to any other securities, loans or obligations that may be held, acquired or sold by such Consenting Noteholder or any client of such Consenting Noteholder whose funds or accounts are managed by such Consenting Noteholder) and, without limiting the generality of the foregoing, shall not apply to:

(i)	any securities, loans or other obligations (including Notes) that may be held, acquired or sold by, or any activities, services or businesses conducted or provided by, any group or business unit within or affiliate of a Consenting Noteholder (A) that has not been involved in and is not acting at the direction of or with knowledge of the Company’s affairs provided by any person involved in the Transaction discussions or (B) is on the other side of an information firewall with respect to the officers, partners and employees of such Consenting Noteholder who have been working on the Transaction and is not acting at the direction of or with knowledge of the Company’s affairs provided by any officers, partners and employees of such Consenting Noteholder who have been working on the Transaction;

(ii)	any securities, loans or other obligations that may be beneficially owned by clients of a Consenting Noteholder, including accounts or funds managed by the Consenting Noteholder, that are not Notes or Debt; or

(iii)	any securities, loans or other obligations (including Notes) that may be beneficially owned by clients of a Consenting Noteholder that are not managed or administered by the Consenting Noteholder.

(b)	Subject to Section 19(a), nothing in this Agreement is intended to preclude a Consenting Noteholder from engaging in any securities transactions, subject to the agreements set forth in Section 5 with respect to the Consenting Noteholder’s Relevant Notes and other Debt and compliance with applicable Securities Laws.

(c)	This Agreement shall in no way be construed to preclude any Consenting Noteholder from acquiring additional Notes in accordance with this Agreement, subject to compliance with the applicable Noteholder Confidentiality Agreement and applicable Securities Laws.

(d)	At any time, a Noteholder that is not a Consenting Noteholder may become a Party to this Agreement by executing and delivering to the Company and the other Consenting Noteholders, with a copy to Goodmans, a Consent Agreement substantially in the form of Schedule C.

(e)	The headings in this Agreement are for reference only and shall not affect the meaning or interpretation of this Agreement.

(f)	Unless the context otherwise requires, words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders.

(g)	Unless otherwise specifically indicated, all sums of money referred to in this Agreement are expressed in lawful money of the United States of America.

(h)	This Agreement and any other agreements contemplated by or entered into pursuant to this Agreement (which will include the Plan), together with the Noteholder Confidentiality Agreements, the Advisor Confidentiality Agreement, the Backstop Agreement, constitutes the entire agreement and supersedes all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter hereof.

(i)	The Company acknowledges and agrees that any waiver or consent that the Consenting Noteholders or the Initial Consenting Noteholders may make on or after the date hereof has been made by the Consenting Noteholders or the Initial Consenting Noteholders, as the case may be, in reliance upon, and in consideration for, the covenants, agreements, representations and warranties of the Company.

(j)	The agreements, representations and obligations of the Consenting Noteholders under this Agreement are, in all respects, several and not joint and several.

(k)	Any person signing this Agreement in a representative capacity (i) represents and warrants that he/she is authorized to sign this Agreement on behalf of the Party he/she represents and that his/her signature upon this Agreement will bind the represented Party to the terms hereof, and (ii) acknowledges that the other Parties hereto have relied upon such representation and warranty.

(l)	No director, officer or employee of the Company or any of its Subsidiaries or any of their legal, financial or other advisors shall have any personal liability to any of the Consenting Noteholders under this Agreement. No director, officer or employee of any of the Consenting Noteholders or the Advisors shall have any personal liability to the Company or any of its Subsidiaries under this Agreement.

(m)	This Agreement may be modified, amended or supplemented as to any matter by an instrument in writing signed by the Company, the Subsidiaries and the Consenting Noteholders (as determined in accordance with Section 12 hereof). Notwithstanding the foregoing, if this Agreement is amended, modified or supplemented or any matter herein is approved, consented to or waived such that the Outside Date is extended, or the effect of any such amendment materially adversely changes the fundamental terms of the Transaction as they relate to Noteholders (including, without limitation, affecting the number of New Jaguar Common Shares to be provided to Noteholders as a percentage of the New Jaguar Common Shares to be issued), as set forth in the Term Sheet, then any Consenting Noteholder that objects to any such amendment, modification, supplement, approval, consent or waiver may, within five Business Days of receiving notice of the amendment, modification, supplement, approval, consent or waiver, terminate its obligations under this Agreement upon five Business Days’ written notice to the other Parties hereto (each, an “Objecting Noteholder”) and shall thereupon no longer be a Consenting Noteholder.

(n)	Any date, time or period referred to in this Agreement shall be of the essence except to the extent to which the Parties agree in writing to vary any date, time or period, in which event the varied date, time or period shall be of the essence.

(o)	All notices, consents and other communications which may be or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be deemed to be validly given if served personally or by PDF/email transmission, in each case addressed to the particular Party:

(i)	If to the Company or the Subsidiaries, at:

c/o Jaguar Mining Inc.
67 Yonge Street, Suite 1203
Toronto, Ontario, M5E 1J8

Attention:             David M. Petroff

Email:                  david.petroff@jaguarmining.com.br

With a required copy (which shall not be deemed notice) to:

Norton Rose Fulbright Canada LLP

Royal Bank Plaza, South Tower

200 Bay Street, Suite 3800, P.O. Box 84

Toronto, Ontario, M5J 2Z4

Attention:             Walied Soliman

Email:                  Walied.Soliman@nortonrosefulbright.com

and

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

Attention:             David Rosewater
Email:                  david.rosewater@srz.com

(ii)	If to the Consenting Noteholder, at:

the address set forth for the Consenting Noteholder at the address shown for it beside its signature, with a required copy (which shall not be deemed notice) to:

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, Ontario, Canada M5H 2S7

Attention:             Robert J. Chadwick / Melaney J. Wagner

Email:                   rchadwick@goodmans.ca / mwagner@goodmans.ca

(iii)	If to the Advisors, at:

Goodmans LLP

Bay Adelaide Centre
333 Bay Street, Suite 3400
Toronto, Ontario, Canada M5H 2S7

Attention:             Robert J. Chadwick / Melaney J. Wagner

Email:                   rchadwick@goodmans.ca / mwagner@goodmans.ca

or at such other address of which any Party may, from time to time, advise the other Parties by notice in writing given in accordance with the foregoing. The date of receipt of any such notice shall be deemed to be the date of delivery or transmission thereof.

(p)	If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the terms of this Agreement remain as originally contemplated to the fullest extent possible.

(q)	The provisions of this Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns, provided that no Party may assign, delegate or otherwise transfer any of its rights, interests or obligations under this Agreement without the prior written consent of the other Parties hereto, except by a Consenting Noteholder as set forth and to the extent permitted in Section 5(e).

(r)	This Agreement is governed by the laws of the State of New York and the federal laws of the United States applicable therein.

(s)	It is understood and agreed by the Parties that money damages would not be a sufficient remedy for any breach of this Agreement by any Party and each non- breaching Party shall be entitled to specific performance and injunctive or other equitable relief as a remedy of any such breach, including an order by a court of competent jurisdiction requiring any Party to comply promptly with any of its obligations hereunder.

(t)	The Parties waive any right to trial by jury in any proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement, present or future, and whether sounding in contract, tort or otherwise. Any Party may file a copy of this provision with any court as written evidence of the knowing, voluntary and bargained for agreement between the Parties irrevocably to waive trial by jury, and that any proceeding whatsoever between them relating to this Agreement or any of the transactions contemplated by this Agreement shall instead be tried by a judge or judges sitting without a jury.

(u)	Unless expressly stated herein, this Agreement shall be solely for the benefit of the Parties, and no other person or entity shall be a third-party beneficiary hereof.

(v)	This Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Signature pages follow]

Jaguar Mining Inc.

Per:	“David M. Petroff”
Name: David M. Petroff
Title: President and Chief Executive Officer

MCT Mineração Ltda.

Per:	“T. Douglas Willock”
Name: T. Douglas Willock
Title: Director

Mineração Turmalina Ltda.

Per:	“T. Douglas Willock”
Name: T. Douglas Willock
Title: Director

Mineração Serras do Oeste Ltda.

Per:	“T. Douglas Willock”
Name: T. Douglas Willock
Title: Director

Signature Page to Support Agreement

STRICTLY CONFIDENTIAL

Name of Consenting Noteholder or Authorized Representative:

[Redacted]

Per:	[Redacted]

Name: [Redacted]

Title: [Redacted]

Securities subject to this agreement:	2014 Notes	2016 Notes

Original Face Amount of Notes	[Redacted]	[Redacted]

Name of DTC/CDS Participant Who Holds the Security	[Redacted]	[Redacted]

DTC/CDS Number for Participant Who Holds the Security	[Redacted]	[Redacted]

*	The Signature, Name, Title, Address and Holdings of each of the the Consenting Noteholders has been redacted pursuant to Section 18 of this Agreement.

STRICTLY CONFIDENTIAL

Schedule A

DEFINITIONS

Definition	Section or Page Number
“4.5% Convertible Notes”	Page 1 (1st paragraph)
“5.5% Convertible Notes”	Page 1 (1st paragraph)
“Agreement”	Page 1 (1st paragraph)
“Breaching Noteholder”	Section 14(b)
“CBCA”	Page 1 (1st paragraph)
“CBCA Plan”	Section 7(a)(i)
“CBCA Proceedings”	Section 7(a)
“CCAA”	Page 1 (1st paragraph)
“CCAA Plan”	Section 7(a)(i)
“CCAA Proceedings”	Section 7(a)
“Claim”	Section 4(f)
“Claims Procedure Order”	Section 4(e)
“Company”	Page 1 (1st paragraph)
“Consent Agreement”	Page 1 (1st paragraph)
“Consent Resolution”	Section 4(d)(iv)
“Consenting Noteholder(s)”	Page 1 (1st paragraph)
“Costs”	Section 4(f)
“Court”	Section 4(d)
“Debt”	Section 2(a)
“Effective Time”	Section 9(a)
“Final Order”	Section 4(e)
“Indemnified Parties”	Section 4(f)
“Initial Order”	Section 4(e)
“Interim Order”	Section 4(e)
“Jaguar”	Page 1 (1st paragraph)
“Meeting Order”	Section 4(e)
“New Jaguar Common Shares”	Page 1 (1st paragraph)
“Noteholder”	Page 1 (1st paragraph)
“Notes”	Page 1 (1st paragraph)
“Objecting Noteholder”	Section 19(m)
“Other Transaction”	Section 4(k)
“Outside Date”	Section 4(d)
“Party” or “Parties”	Page 1 (3rd paragraph)
“Plan”	Page 1 (1st paragraph)
“Proceedings”	Page 1 (1st paragraph)
“Relevant Notes”	Section 2(a)

“Representative(s)”	Section 18
“Share Offering”	Page 1 (1st paragraph)
“Subsidiaries”	Page 1 (1st paragraph)
“Transaction”	Page 1 (1st paragraph)
“Transaction Terms”	Page 1 (1st paragraph)
“Term Sheet”	Page 1 (1st paragraph)

In addition, the following terms used in this Agreement shall have the following meanings:

“4.5% Convertible Note Indenture” means the Indenture dated as of September 15, 2009 among Jaguar as issuer, The Bank of New York Mellon as trustee and the BNY Trust Company of Canada as co-trustee pursuant to which Jaguar issued the 4.5% Convertible Notes.

“5.5% Convertible Note Indenture” means the Indenture dated as of February 9, 2011 among Jaguar as issuer, The Bank of New York Mellon as trustee and the BNY Trust Company of Canada as co-trustee pursuant to which Jaguar issued the 5.5% Convertible Notes.

“Ad Hoc Committee of Noteholders” means the ad hoc committee of Noteholders of the Company.

“Advisor Confidentiality Agreement” means the confidentiality agreement between Goodmans and Jaguar dated August 26, 2013.

“Advisors” means Goodmans, Houlihan Lokey, Dias Carneiro Advogados, Behre Dolbear & Company (USA), Inc. and Stroock & Stroock & Lavan LLP.

“Backstop Agreement” means the backstop agreement dated as of the date hereof between certain Consenting Noteholders and Jaguar providing for backstop commitments in respect of the Share Offering.

“Backstop Parties” means the Consenting Noteholders that are party to the Backstop Agreement.

“Bradesco” means Banco Bradesco S.A.

“Brazilian Credit Agreements” means, collectively, the credit agreements entered into by one or more of the Subsidiaries and Bradesco or Itaú BBA, including the Advance on Currency Exchange Contract No. 000115887749 executed on August 16, 2013 by and between MSOL and Bradesco, Advance on Currency Exchange Contract No. 000116068871 executed on August 23, 2013 by and between MSOL and Bradesco, Export Credit Note No. 081001795 executed on August 26, 2010 by and between MSOL and Bradesco, Advance on Currency Exchange Contract No. 112193383 executed on March 22, 2013 by and between MSOL and Itaú BBA, Advance on Currency Exchange Contract No. 109826269 executed on December 14, 2013 by and between MSOL and Itaú BBA, Adiantamento sobre Contrato de Câmbio No.000117031810 executed on September 27, 2013 by and between MTL and Bradesco, Advance on Currency Exchange Contract No.000114843710 executed on July 08, 2013 by and between MTL and Bradesco, Advance on Currency Exchange Contract No. 000114664544 executed on July 01, 2013 by and between MTL and Bradesco, Advance on Currency Exchange Contract No. 000116677828 executed on September 13, 2013 by and between MTL and Bradesco, Advance on Currency Exchange Contract No. 000116861319 executed on September 20, 2013 by and between MTL and Bradesco, Advance on Currency Exchange Contract No. 109826333 executed on December 14, 2012 by and between MTL and Itaú BBA, and Advance on Currency Exchange Contract No. 000117599618 executed on October 18, 2013 by and between MTL and Bradesco.

A-2

“Bonus Payments” means all bonus payments, retention payments, incentive compensation payments, service award payments or other similar payments payable by any of the Company or any of the Subsidiaries to any of the Company’s or any of the Subsidiaries’ current or past directors, officers, employees or senior managers, in connection with the transactions contemplated by this Agreement or otherwise.

“Business Day” means each day, other than a Saturday or Sunday or a statutory or civic holiday, that banks are open for business in Toronto, Ontario, Canada.

“Canadian Securities Commissions” means, collectively, the applicable securities commissions or regulatory authorities in each of the provinces of Canada.

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian Securities Commissions and all discretionary orders or rulings, if any, of the Canadian Securities Commissions made in connection with the transactions contemplated by this Agreement together with applicable published policy statements of the Canadian Securities Administrators, as the context may require.

“Convertible Notes Claims” shall have the meaning set out in the Term Sheet.

“Contracts” means all agreements, contracts, leases (whether for real or personal property), purchase orders, undertakings, covenants not to compete, employment agreements, confidentiality agreements, licenses, instruments, obligations and commitments to which a Person is a party or by which a Person or any of its assets are bound or affected, whether written or oral.

“Credit Agreement” means the Credit Agreement dated December 17, 2012 among Jaguar as borrower, the Subsidiaries as guarantors and Global Resource Fund as lender, as amended.

“Designated Offshore Securities Market” has the meaning given to that term in Rule 902 of Regulation S.

“Disclosure Letter” means a letter from the Company and the Subsidiaries to Goodmans dated the date hereof, all or any portion of which Goodmans shall be entitled to share with one or more Consenting Noteholders.

A-3

“Employee Claim” means the complaint filed against Jaguar, among others, on July 30, 2013 by Daniel R. Titcomb, Robert J. Lloyd, James M. Roller, William E. Dow, Jeffrey Kirchhoff and Brazilian Resources, Inc.

“Environmental Laws” means all Laws regarding the environment or pursuant to which Environmental Liabilities would arise or have arisen, including relating to the Release or threatened Release of any contaminant or the generation, use, storage or transportation of any contaminant.

“Environmental Liabilities” means any and all Liabilities for any Release, any environmental damage, any contamination or any other environmental problem caused to any Person, property or the environment as a result of any Release or the condition of any property or asset, whether or not caused by a breach of applicable Laws, including, without limitation, all Liabilities arising from or related to: any surface, underground, air, groundwater, or surface water contamination; the abandonment or plugging of any well; restorations and reclamations; the removal of or failure to remove any foundations, structures or equipment; the cleaning up or reclamation of storage sites; any Release; violation of pollution standards; and personal injury (including sickness, disease or death) and property damage arising from the foregoing.

“Existing Shares” shall have the meaning set out in the Term Sheet.

“Financial Statements” means (i) the audited consolidated balance sheet of Jaguar as at December 31, 2012 and the related audited consolidated statement of earnings (loss) and other comprehensive income, retained earnings and cash flows for the fiscal year then ended, together with the report thereon of independent auditors, and (ii) the unaudited quarterly financial statements of Jaguar for the three and six month periods ended June 30, 2013, each prepared in accordance with GAAP consistently applied throughout the periods covered, and except that the unaudited quarterly statements are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws to be included in the unaudited statements.

“GAAP” means generally accepted accounting principles as applied in the relevant jurisdiction.

“Goodmans” means Goodmans LLP.

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Houlihan Lokey” means Houlihan Lokey Capital, Inc.

“Implementation Date” means the date on which the Transaction is implemented.

“Indentures” means the 4.5% Convertible Note Indenture and the 5.5% Convertible Note Indenture.

A-4

“Information” means information set forth or incorporated in Jaguar’s public disclosure documents filed with the applicable Canadian securities regulators under Securities Laws, as applicable, since January 1, 2012 and prior to the execution and delivery of this Agreement.

“Initial Consenting Noteholders” means the Consenting Noteholders who executed this Agreement on the date first written on the first page of this Agreement.

“Itaú BBA” means Banco Itaú BBA S.A.

“Law” or “Laws” means any law, statute, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, Brazil or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity.

“Liability” or “Liabilities” means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guarantee or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Majority Backstop Parties” shall have the meaning set out in the Term Sheet.

“Management Incentive Plan” means the new management incentive plan and director compensation plan in respect of Reorganized Jaguar, on terms and conditions acceptable to the Majority Backstop Parties.

“Material” means a fact, circumstance, change, effect, matter, action, condition, event, occurrence or development that, individually or in the aggregate, is, or would reasonably be expected to be, material to the business, affairs, results of operations or financial condition of Jaguar and its subsidiaries (taken as a whole).

“Material Adverse Change” means (i) if the 3-trading day trailing average spot gold price on the London AM fix falls below USD $1,200 per ounce 7 days prior to the Implementation Date, or (ii) any change, development, effect, event, circumstance, fact or occurrence that individually or in the aggregate with other such changes, developments, effects, events, circumstances, facts or occurrences, (x) is or would reasonably be expected to be material and adverse to the business, condition (financial or otherwise), properties, assets (tangible or intangible), liabilities (including any contingent liabilities), operations or results of operations of the Company and the Subsidiaries, taken as a whole, or (y) prevents or materially adversely affects the ability of the Company to timely perform its obligations under this Agreement, except, any change, development, effect, event, circumstance, fact or occurrence resulting from or relating to: (a) any change in GAAP; (b) any change in currency exchange rates; (c) any adoption, proposal, implementation or change in applicable laws or any interpretation thereof by any Governmental Entity; (provided that in the case of (b) and (c) above, such conditions do not have a materially disproportionate effect on the Company or the Subsidiaries relative to other companies in their industry); (d) the execution, announcement or performance of this Agreement, the Term Sheet, the Plan or any other related agreement and the completion of the transactions contemplated thereby; (e) the failure, in and of itself, of the Company or its Subsidiaries to meet any internal or public projections, forecasts or estimates of revenues or earnings; (f) any action taken by the Company which is contemplated in this Agreement or is consented to by the Initial Consenting Noteholders, the Consenting Noteholders or Goodmans, as the case may be; or (g) any change in the market price or trading volume of any securities of Jaguar (it being understood that the causes underlying such change in market price or trading volume (other than those in items (a) to (f) above) may be taken into account in determining whether a Material Adverse Change has occurred).

A-5

“Material Contract” means each Contract and other instrument or document (including any amendment to any of the foregoing) of the Company or any of the Subsidiaries:

(i)	with any director, officer or Affiliate of the Company or any of the Subsidiaries;

(ii)	that in any way purports to materially restrict the business activity of the Company or any of the Subsidiaries or to limit the freedom of the Company or any of the Subsidiaries to engage in any line of business or to compete with any Person or in any geographic area or to hire or retain any Person;

(iii)	that could reasonably be expected to have a material effect on the business, condition, capitalization, assets, liabilities, operations or financial performance of the Company or any of the Subsidiaries, or on the Transaction; and

(iv)	any other Contract, if a breach of such Contract could reasonably be expected to result in a Material Adverse Change.

“MSOL” means Mineração Serras do Oeste Ltda.

“MTL” means Mineração Turmalina Ltda.

“Noteholder Confidentiality Agreement” means the confidentiality agreement entered into or binding upon a Consenting Noteholder and Jaguar.

“Offered Shares” means, collectively, the Offering Shares, Accrued Interest Offering Shares, Backstopped Shares and Backstop Consideration Shares as each are defined in the Backstop Agreement.

“Participating Subscribers” has the meaning given to such term in the Backstop Agreement.

“Person” means an individual, a corporation, a partnership, a limited liability company, a trust, an unincorporated association, a Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body.

A-6

“Registration Rights Agreement” means a registration rights agreement between Reorganized Jaguar and any and all Participating Subscribers and Backstoppers that advise Reorganized Jaguar they desire to have their Offered Shares registered for resale under the US Securities Act, which agreement shall require Reorganized Jaguar to promptly prepare and file with the US Securities Commission, and to use commercially reasonable efforts to cause to become effective within 120 days after the Implementation Date, either (a) a “shelf” registration statement under such Act in order to permit resales of such Offered Shares by such Participating Subscribers or Backstoppers or (b) if permitted by the US Securities Commission, an exchange offer registration statement on Form S-4 pursuant to which such Participating Subscribers and Backstoppers would have the opportunity to exchange their Offered Shares for newly-issued shares that will be freely tradable under the US Securities Act, and, in the case of clause (a), to maintain the effectiveness of such registration statement for resales by such parties until such time as the shares covered by such registration statement become freely tradable under U.S. Securities Commission Rule 144 or otherwise or, in the case of clause (b), to maintain the effectiveness of registration statement for a period of not less than thirty (30) days.

“Release” means any presence, release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any contaminant), or in, into or out of any vessel or facility, including the movement of any contaminant through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise which is or may be (under any circumstances, whether or not they have not occurred).

“Regulation S” means Regulation S as promulgated by the US Securities Commission under the US Securities Act.

“Reorganized Jaguar” means the entity issuing the New Jaguar Common Shares under the Plan (including the Share Offering), which may be a newly incorporated entity under the CBCA to, among other things, act as an applicant in Proceedings under the CBCA, if applicable.

“Securities Laws” means, collectively, Canadian Securities Laws and US Securities Laws.

“Tax” means all present and future taxes, rates, levies, imposts, assessments, dues, government fees, stamp taxes, deductions, charges or withholdings, and all liabilities with respect thereto, and any interest, additions to tax and penalties imposed with respect thereto, excluding, with respect to a lender, taxes imposed on its income or capital and franchise taxes imposed on it by any taxation authority.

“Termination Date” means the date on which this Agreement is terminated in accordance with the provisions hereof.

“TSX” means Toronto Stock Exchange.

“US Securities Act” means the United States Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder, or any successor statute.

“US Securities Commission” means the United States Securities and Exchange Commission.

“US Securities Laws” means, collectively, the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”), the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the rules and regulations of the US Securities Commission, the auditing principles, rules, standards and practices applicable to auditors of “issuers” (as defined in Sarbanes-Oxley) promulgated or approved by the Public Company Accounting Oversight Board and, as applicable, the rules of the New York Stock Exchange.

“Voting Deadline” means the date on which votes are due in respect of the Plan, as established by the Meeting Order or the Interim Order to be entered in the Proceedings, as the same may be amended by Order of the Court or with the consent of the Company and the Consenting Noteholders, each acting reasonably.

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Schedule B

TERM SHEET

JAGUAR MINING INC.

PROPOSED RESTRUCTURING OF 4.5% SENIOR UNSECURED CONVERTIBLE

NOTES AND 5.5% SENIOR UNSECURED CONVERTIBLE NOTES
SUMMARY OF INDICATIVE TERMS AND CONDITIONS

This term sheet dated as of November 13, 2013 describes the principal terms on which Jaguar Mining Inc. (“Jaguar” or the “Company”) and the Noteholders (as defined below) who enter into the Support Agreement (as defined below) or a joinder thereto (collectively, the “Consenting Noteholders”) would propose to complete a series of transactions under which Jaguar’s USD$165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and USD $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (“5.5% Convertible Notes”, together with the 4.5% Convertible Notes, the “Convertible Notes”) and potentially certain other unsecured claims would be compromised and extinguished in exchange for common shares in the capital of reorganized Jaguar (the “New Jaguar Common Shares”) and the right for eligible subscribers to participate in an offering of New Jaguar Common Shares, all pursuant to a recapitalization and restructuring plan (the “Plan of Arrangement”) to be implemented through the Canada Business Corporations Act (the “CBCA”) or under the Companies’ Creditors Arrangement Act (the “CCAA”), as applicable, in satisfaction of all claims of the holders of the Convertible Notes (the “Noteholders”) and any such other unsecured claims (if any) (collectively, the “Transaction”).1 Reorganized Jaguar may be a newly incorporated company under the CBCA to, among other things, act as an applicant in the CBCA proceedings (“Reorganized Jaguar”).

I.	Class of Claims and Interests

Priority Claims	Any priority claims (taxes, unpaid wages, etc.) to be satisfied in accordance with Canadian and Brazilian law and on terms reasonably satisfactory to the Company and Consenting Noteholders holding in aggregate not less than a majority of the aggregate principal amount of the Convertible Notes held by all Consenting Noteholders (the “Majority Consenting Noteholders”).

1 This Summary of Indicative Terms and Conditions is non-binding and is intended for discussion purposes only. It does not purport to summarize all the terms, conditions, representations, warranties and other provisions with respect to the transactions referred to herein, which transactions, if agreed, would be entered into on the basis of mutually satisfactory documentation after, among other things, satisfactory completion of due diligence (including without limitation technical, legal and tax due diligence) and receipt of necessary internal and external approvals. The Company acknowledges that this Summary is not an expressed or an implied commitment by any Noteholder to provide any form of financial accommodation in connection with the proposed transaction. Nothing herein constitutes a waiver of any Noteholder’s rights or remedies, nor a commitment to lend funds to the Company or any other persons, purchase any equity interests of the Company, nor any agreement to modify or amend any of the terms of the governing documents in respect of the Convertible Notes.

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Itau and Bradesco Secured Debt	Debt obligations under the Banco Itau BBA S/A (“Itau”) and Banco Bradesco S.A. (“Bradesco”) credit facilities will remain in place and be extended on terms acceptable to the Backstop Parties (as defined below) having at least 66 2/3% of the aggregate backstop commitment of the Backstop Parties (the “Majority Backstop Parties”).

Renvest Secured Debt	Debt obligations under the credit facility with Global Resource Fund or its assignees (“Renvest”) will remain in place and be extended on terms acceptable to the Majority Backstop Parties.

Convertible Notes

“Convertible Notes Claims” shall consist of all outstanding obligations owed to the Noteholders, including, without limitation, outstanding principal and all accrued and unpaid interest thereon at the applicable contract rate.

All unpaid interest accrued on the Convertible Notes until the date on which the Transaction is implemented (the “Effective Date”) shall comprise part of the Convertible Notes Claims and shall not be paid in cash.

Pursuant to the Plan of Arrangement, the Convertible Notes shall be restructured in a manner designed to minimize the negative tax consequences, and each holder of a Convertible Notes Claim shall receive, on the Effective Date, its pro rata share (based on its Convertible Notes Claim as at December 31, 2013 (the “Record Date”) divided by the total Convertible Notes Claims as at the Record Date) of the Consideration (as defined below), in full and final satisfaction of the Convertible Notes Claims and in exchange therefor.

“Consideration” means:

	a)	14,000,000[2] New Jaguar Common Shares upon implementation of the Plan of Arrangement.

	b)	Right to participate in the Share Offering (as defined below) on a pro rata basis.

No fractional New Jaguar Common Shares shall be issued. Any fractional New Jaguar Common Shares that would otherwise have been issued shall be rounded down to the nearest whole number.

2 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of New Jaguar Common Shares to be issued as part of the Consideration will be adjusted proportionally.

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Non-Priority Unsecured Claims	All non-priority, pre-Effective Date unsecured claims other than the Convertible Notes Claims will be unaffected and remain in place under their existing terms or will be treated in a manner acceptable to the Majority Consenting Noteholders. The Majority Consenting Noteholders must be satisfied with respect to any non-compromised debt of Jaguar and the Transaction may be structured based on such claims or potential claims.

Existing Shareholders

“Existing Shares” is defined as the 86,396,356 of common shares of Jaguar currently outstanding.

Only if a Plan of Arrangement is consummated under the CBCA, each holder of the Existing Shares shall receive its pro rata share of 1,000,000[3] New Jaguar Common Shares. In the event a Plan of Arrangement is consummated under the CCAA, holders of the Existing Shares shall not receive any consideration and the New Jaguar Common Shares allocable to the holders of Convertible Notes Claims shall be increased by 1,000,000 New Jaguar Common Shares. The Existing Shares and all options, warrants, rights or similar instruments derived from, relating to, or convertible or exchangeable therefor, will be cancelled and extinguished on the Effective Date.

Treatment of Unexpired Leases and Executory Contracts	Unexpired leases and executory contracts shall be treated in a manner acceptable to the Majority Consenting Noteholders.

II.	Support Agreement

Support Agreement	A Support Agreement (the “Support Agreement”) containing terms and conditions acceptable to the Company and the initial Consenting Noteholders will be entered into among the Company, the initial Consenting Noteholders and such other Noteholders who sign the Support Agreement (or a joinder or consent thereto). Pursuant to the Support Agreement, Consenting Noteholders will agree, among other things, to:

	(a)	support and vote in favor of the Transaction;

	(b)	refrain from taking any action that would hinder the implementation of the Transaction;

	(c)	consent to a stay of all existing and potential defaults under the Convertible Notes;

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(d)	not support any other holder of Convertible Notes taking any enforcement action in respect of the Convertible Notes and provide directions to the applicable trustee to prevent or restrain such enforcement action; and

(e)	not sell, pledge or otherwise assign any of their Convertible Notes or any interest therein (other than to another party that is or agrees to be bound to the terms of the Support Agreement).

Pursuant to the Support Agreement, the Company shall agree to standard support agreement provisions pursuant to which the Company shall, among other things:

f)	provide standard representations and warranties concerning the business, the nature and extent of the Company’s liabilities, etc.;

(g)	agree that all accrued and unpaid third party expenses of any of the Consenting Noteholders shall be paid on execution of the Support Agreement or such other date agreed by the Company and the Majority Backstop Parties up to an amount agreed by the Majority Backstop Parties;

(h)	agree to pursue the Transaction in accordance with a mutually agreed-upon schedule and in CBCA proceedings or CCAA proceedings as acceptable to the Majority Consenting Noteholders, and subject to an outside date limitation for implementation; and

(i)	agree that all filings to be made by the Company in connection with the CBCA proceedings or CCAA proceedings, as applicable, and all orders entered in the proceedings, shall be in form and substance satisfactory to the Majority Consenting Noteholders.

3 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of New Jaguar Common Shares to be issued to holders of Existing Shares will be adjusted proportionally.

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Consenting Noteholder Consideration	Consenting Noteholders who sign the Support Agreement (or a joinder or consent thereto) by November 26, 2013 will receive their pro rata share (based on their Convertible Notes Claim as at the Record Date divided by the total Convertible Notes Claims as at the Record Date) of 5,000,000[4] New Jaguar Common Shares upon implementation of the Plan of Arrangement.

III.	Other Conditions

Listing of New Jaguar Common Shares	On the Effective Date, Reorganized Jaguar shall be a public company and on the Effective Date the New Jaguar Common Shares shall be freely tradable and be approved by the securities exchange determined by the Majority Consenting Noteholders, subject only to standard listing conditions.

Corporate Governance

The composition and size of the Board of Directors on completion of the Transaction (the “New Board of Directors”) shall be acceptable to the Majority Backstop Parties.

The corporate governance documents of Reorganized Jaguar (including the articles) that will take effect on the Effective Date shall be in form and substance satisfactory to the Majority Backstop Parties.

Company Advisors	The Company’s legal and financial advisors (the “Company Advisors”) shall receive fees for the Transaction pursuant to their respective engagement letters, as amended, with the Company, subject to a maximum amount agreed to by the Majority Backstop Parties.

Ad Hoc Committee Professionals	The legal, financial, and other advisors to the Ad Hoc Committee of Noteholders (the “Committee Advisors”) shall be paid in full on the Effective Date in accordance with their respective engagement letters with the Company.

Hedging Program	The Company shall implement a hedging program for future gold sales which shall be in form and substance satisfactory to the Majority Backstop Parties.

4 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of New Jaguar Common Shares to be issued to Consenting Noteholders who sign the Support Agreement by November 26, 2013 will be adjusted proportionally.

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Definitive Documents	Any final agreement shall be subject to definitive agreements, court materials and other documents (the “Definitive Documents”). The Definitive Documents shall be consistent in all respects with the terms of this term sheet and otherwise reasonably acceptable to the Majority Consenting Noteholders.

Other Approvals and Conditions	The Transaction, Support Agreement and Backstop Agreement shall be subject to court, stock exchange, lender and other approvals and conditions precedent as may be required for a transaction of this nature, including without limitation the satisfactory completion of all due diligence by the Ad Hoc Committee and the Committee Advisors, and there shall be no material adverse change in the Company’s business operations.

IV.	Other

Executive Management Team	(a)	Subject to (b) below, Jaguar will honour its applicable obligations under the employment agreements with its executive management team and such obligations will be unaffected under the Plan of Arrangement; and

	(b)	The terms of the employment agreements for the executive management team will be modified in connection with the Plan of Arrangement to address Jaguar’s restructured capital structure (and specifically to confirm that the Transaction does not constitute a change of control) and to provide a management incentive plan to be agreed by Jaguar and the Majority Backstop Parties.

Management Incentive Plan	All New Jaguar Common Shares (including those issued under the Share Offering) will be subject to dilution only in respect of a management incentive plan to be agreed by Jaguar and the Majority Consenting Noteholders.

V.	Backstopped Share Offering

Form	New Jaguar Common Shares

Proceeds	USD $50 million of total cash proceeds.

Offering Shares	The Offering Participants (as defined below) will have the right to purchase up to 70,955,797[5] New Jaguar Common Shares (the “Offering Shares”).

5 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of Offering Shares to be issued will be adjusted proportionally.

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Accrued Interest Offering Shares

The Offering Participants subscribing for the Offering Shares will also be allocated their pro rata share (based on accrued and unpaid interest on the Convertible Notes at the applicable rate owing as at the Record Date to Offering Participants) of 9,044,203[6] New Jaguar Common Shares (the “Accrued Interest Offering Shares”).

In no instance shall an Offering Participant receive a greater number of Accrued Interest Offering Shares than Offering Shares.

Backstop Parties	Noteholders who have executed a Backstop Agreement as of the date of this Term Sheet or their permitted assignees (the “Backstop Parties”). Each backstop commitment shall be several, not joint and several.

Use of Proceeds

USD $50 million for general corporate purposes as determined and approved by the New Board of Directors.

The Majority Backstop Parties shall be satisfied with the budget or outline in respect of the use of proceeds.

Issuer	Reorganized Jaguar

Offering Participants	Available to all Noteholders on a pro rata basis based on Convertible Notes Claims as at the Record Date.

Backstop Consideration	The Backstop Parties will receive a fee equal to 11,111,111[7] New Jaguar Common Shares (“Backstop Consideration Shares”) based on their pro rata backstop funding amount.

Termination	The Majority Backstop Parties shall be entitled to terminate the Backstop Agreement upon the occurrence of a material adverse change.

Implementation	The Share Offering shall be completed in conjunction with the implementation of, and pursuant to, the Plan of Arrangement.

6 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of Accrued Interest Offering Shares to be issued will be adjusted proportionally.

7 Assuming the issuance of 111,111,111 New Jaguar Common Shares in the aggregate. If a different number of New Jaguar Common Shares are issued, the number of Backstop Consideration Shares to be issued will be adjusted proportionally.

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Schedule C

FORM OF CONSENT AGREEMENT

This Consent Agreement is made as of the date below (the “Consent Agreement”) by the undersigned (the “Consenting Party”) in connection with the support agreement dated November ●, 2013 (the “Support Agreement”) among Jaguar Mining Inc. and the Consenting Noteholders. Capitalized terms used herein have the meanings assigned in the Support Agreement unless otherwise defined herein.

RECITALS:

A.	Section 19(d) of the Support Agreement allows Noteholders to become a party thereto by executing a Consent Agreement.

B.	Section 5(e) of the Support Agreement requires that, contemporaneously with a transfer of Notes by a Consenting Noteholder to a transferee who is not also already a Consenting Noteholder, such transferee shall execute and deliver this Consent Agreement.

C.	The Consenting Party wishes to be bound by the terms of the Support Agreement pursuant to either Section 19(d) or 5(e) of the Support Agreement on the terms and subject to the conditions set forth in this Consent Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Consenting Party agrees as follows:

1.	The Consenting Party hereby agrees to be fully bound as a Consenting Noteholder under the Support Agreement in respect of the Notes that are identified on the signature page, and hereby represents and warrants that the Notes set out on the signature page constitute all of the 2014 Notes and 2016 Notes that are legally or beneficially owned by such Consenting Party or which such Consenting Party has the sole power to vote or dispose of.

2.	The Consenting Party hereby represents and warrants to each of the other Parties that the representations and warranties set forth in Section 2 of the Support Agreement are true and correct with respect to such Consenting Party as if given on the date hereof.

3.	Except as expressly modified hereby, the Support Agreement shall remain in full force and effect, in accordance with its terms.

4.	This Consent Agreement shall be governed by and construed in accordance with the laws of the State of New York and the federal laws of the United States applicable therein, without regard to principles of conflicts of law.

5.	This Consent Agreement may be executed by facsimile or other electronic means and in one or more counterparts, all of which shall be considered one and the same agreement.

[Remainder of this page intentionally left blank; next page is signature page]

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DATED as of _________________________________.

Name of Consenting Noteholder or Authorized Representative:

Per:

Name:

Title:

Address:

Securities subject to this agreement:	2014 Notes	2016 Notes
Original Face Amount of Note

Name of DTC/CDS Participant Who Holds the Security

DTC/CDS Number for Participant Who Holds the Security

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Schedule D

DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Investor Services Inc. as registrar and transfer agent for the shares of [Reorganized Jaguar].

The undersigned seller (a) acknowledges that the sale of an aggregate of ____________ shares of [Reorganized Jaguar] (the “Corporation”) represented by certificate no(s). ______________ to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the U.S. Securities Act), (2) either (A) the offer of such securities was not made to a person in the United States and at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of a “designated offshore securities market” (as defined in Rule 902 of Regulation S) and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Rule 902 of Regulation S) in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of Regulation S with fungible unrestricted securities, and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S.

Dated:_____________, 20_____

[Insert seller’s name]

Per:
Name:
Title:

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